Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of August 9, 2006

by and between

RBC CENTURA BANKS, INC.

and

FLAG FINANCIAL CORPORATION

TABLE OF CONTENTS

		Page
ARTICLE I

Certain Definitions; Interpretation

1.01	Certain Definitions	1
1.02	Interpretation	8

ARTICLE II

The Merger

2.01	The Merger	8
2.02	Effective Time	9
2.03	Closing	9
2.04	Reservation of Right to Revise Structure	9

ARTICLE III

Consideration

3.01	Effect on Capital Stock	10
3.02	Rights as Shareholders; Stock Transfers	10
3.03	Payment for Shares	10
3.04	Dissenting Shareholders	11
3.05	Company Stock Options	11

ARTICLE IV

Actions Pending the Merger

4.01	Forbearances of the Company	12
4.02	Forbearances of the Acquiror	15

ARTICLE V

Representations and Warranties

5.01	Disclosure Schedule	16
5.02	Standard	16
5.03	Representations and Warranties of the Company	16
5.04	Representations and Warranties of the Acquiror	30

ARTICLE VI

Covenants

6.01	Reasonable Efforts	32
6.02	Shareholder Approvals	32

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6.03	Proxy Statement	33
6.04	Press Releases	34
6.05	Access; Information	34
6.06	Acquisition Proposals	35
6.07	Takeover Laws and Provisions	36
6.08	No Rights Triggered	36
6.09	Regulatory Applications	37
6.10	Indemnification	37
6.11	Notification of Certain Matters	39
6.12	Employee Benefits.	39
6.13	Certain Adjustments	40
6.14	Certain Contracts	41
6.15	Regulatory Compliance	41
6.16	Formation of Acquiror Sub	41
6.17	Post-Closing Merger	41

ARTICLE VII

Conditions to Consummation of the Merger

7.01	Conditions to Each Party’s Obligation to Effect the Merger	42
7.02	Conditions to Obligation of the Company	42
7.03	Conditions to Obligation of the Acquiror	43

ARTICLE VIII

Termination

8.01	Termination	44
8.02	Effect of Termination and Abandonment	45
8.03	Termination Fee	45

ARTICLE IX

Miscellaneous

9.01	Survival	48
9.02	Waiver; Amendment	48
9.03	Counterparts; Facsimile Signature	48
9.04	GOVERNING LAW	48
9.05	Expenses	48
9.06	Notices	48
9.07	Entire Understanding; No Third-Party Beneficiaries	49
9.08	Assignment	49
9.09	Severability	50
9.10	Waiver of Jury Trial	50

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ANNEXES AND EXHIBITS

Annex 1	Employees with Employment Agreements

Annex 2	Specified Employees

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AGREEMENT AND PLAN OF MERGER, dated as of August 9, 2006, by and between RBC Centura Banks, Inc. (the “Acquiror”) and FLAG Financial Corporation (the “Company”).

RECITALS

A. The Company. The Company is a Georgia corporation, having its principal place of business in Atlanta, Georgia.

B. The Acquiror. The Acquiror is a North Carolina corporation, having its principal place of business in Rocky Mount, North Carolina.

C. Acquiror Sub. Acquiror Sub (“Acquiror Sub”) will be a Georgia corporation and a direct or indirect wholly owned subsidiary of Acquiror that will have been organized prior to the Closing Date for the purpose of effecting the Merger in accordance with this Agreement.

D. The Merger. On the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Acquiror Sub with and into the Company, with the Company as the surviving corporation.

E. Employment Agreements. As further conditions and inducements to the willingness of the Acquiror to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the employees of the Company specified on Annex 1 have executed and delivered employment agreements with the Company (each, an “Employment Agreement”).

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Certain Definitions; Interpretation

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings assigned below:

“Acquiror” has the meaning assigned in the Preamble to this Agreement.

“Acquiror Sub” has the meaning assigned in Recital C.

“Acquiror Subsidiary” has the meaning assigned in Section 8.03(c)(i).

“Acquisition Proposal” has the meaning assigned in Section 6.06.

“Acquisition Transaction” means (x) a merger or consolidation, or any similar transaction, involving the Company or any of its Significant Subsidiaries,

provided, however, that in no event shall any merger, consolidation or similar transaction involving only the Company and one or more of its Significant Subsidiaries or involving only any two or more of such Subsidiaries, if such transaction is not in violation of the terms of this Agreement, be deemed to be an Acquisition Transaction, (y) a purchase, lease or other acquisition of 25 percent or more of the assets, deposits or business operations of the Company or any of its Significant Subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15 percent or more of the voting power of the Company or any of its Significant Subsidiaries.

“affiliate” means, for any person, any other person that directly or indirectly controls, is controlled by or is under common control with such first person.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Bank” means FLAG Bank, a Georgia state chartered commercial bank.

“beneficial ownership” has the meaning assigned in Section 8.03(c)(ii).

“business day” means any day that is not a Saturday, a Sunday or other day on which the offices of the Secretary of State of Georgia are closed, and, in addition, only in the case of any performance by, notice to or other action involving the Acquiror as provided in this Agreement, any day on which banking institutions in the Province of Ontario are authorized or obligated by law or executive order to close.

“Bylaws” has the meaning assigned in Section 2.01(c).

“Certificate of Incorporation” has the meaning assigned in Section 2.01(b).

“Claim” has the meaning assigned in Section 6.10(a).

“Closing Date” has the meaning assigned in Section 2.02.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning assigned in the Preamble to this Agreement.

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the common stock, $1.00 par value, of the Company.

“Company IP Rights” has the meaning assigned in Section 5.03(w).

“Company Meeting” has the meaning assigned in Section 6.02.

“Company Preferred Stock” means the preferred stock, no par value, of the Company.

“Company Reports” has the meaning assigned in Section 5.03(j).

“Company Requisite Vote” has the meaning assigned in Section 5.03(e).

“Company’s SEC Documents” has the meaning assigned in Section 5.03(g).

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Option” means each Right with respect to Company Common Stock outstanding under the Company Stock Plans.

“Company Stock Plans” has the meaning assigned in Section 5.03(b).

“Company Stock Resolution” has the meaning assigned in Section 3.05.

“Compensation Plans” has, with respect to any person, the meaning assigned in Section 5.03(n).

“Confidentiality Agreement” means the Amended Mutual Confidentiality and Nondisclosure Agreement between the Company and the Acquiror, effective as of May 17, 2006.

“Consideration” has the meaning assigned in Section 3.01(a).

“Constitutive Documents” means with respect to any juridical person, such person’s articles or certificate of incorporation and its bylaws, or similar constitutive documents.

“Contract” means, with respect to any person, any agreement, indenture, undertaking, debt instrument, contract, lease, understanding or other commitment, whether oral or in writing, to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Costs” has the meaning assigned in Section 6.10(a).

“CRA” means the Community Reinvestment Act of 1977.

“Deferral Plan” has the meaning assigned in Section 6.12(e).

“Disclosure Schedule” has the meaning assigned in Section 5.01.

“Dissenters’ Shares” means shares of Company Common Stock the holders of which shall have perfected and not withdrawn or lost their appraisal rights in accordance with Sections 14-2-1301 to 1332 of the GBCC as of the moment immediately prior to the Effective Time.

“Effective Time” means the date and time at which the Merger becomes effective.

“Employment Agreement” has the meaning assigned in Recital E.

“Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (1) the protection or restoration of the environment, health, safety or natural resources; (2) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance or (3) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has, with respect to any person, the meaning assigned in Section 5.03(n).

“ERISA Affiliate Plan” has the meaning assigned in Section 5.03(n).

“Exchange Act” means the Securities Exchange Act of 1934.

“Fee Payment Event” has the meaning assigned in Section 8.03(d).

“Fee Termination Event” has the meaning assigned in Section 8.03(b).

“GBCC” means the Georgia Business Corporation Code.

“GDBF” means the Georgia Department of Banking and Finance.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality or self-regulatory authority.

“Hazardous Substance” means any substance in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum or coal product or by-product, friable asbestos-containing material, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (3) any other substance that may be the subject of regulatory action by any Governmental Authority or a source of liability pursuant to any Environmental Law; provided, however, that notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Substance” shall not mean Hazardous Substances that are naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” has the meaning assigned in Section 6.10(a).

“Insurance Amount” has the meaning assigned in Section 6.10(b).

“Insurance Policies” has the meaning assigned in Section 5.03(u).

“Intellectual Property Rights” means all worldwide industrial and intellectual property rights, including patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyright, copyright applications, franchises, licenses, inventories, know-how, trade secrets, customer lists, proprietary processes and formulae, all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools, software, databases and all documentation and media constituting, describing or relating to the above, including manuals, memoranda and records.

“IRS” means the United States Internal Revenue Service.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any nature whatsoever.

“Listed Termination” has the meaning assigned in Section 8.03(b).

“Loans” means loans, leases, extensions of credit (including guaranties), commitments to extend credit and other similar assets.

“Material Adverse Effect” means, with respect to the Company, any event, condition or change that (1) has, or is reasonably likely to have, a material adverse effect on the financial condition, results of operations, assets, shareholder’s equity, business, prospects or operations of the Company and its Subsidiaries taken as a whole, other than any event, condition or change resulting from (A) changes in generally accepted accounting principles applicable to bank holding companies generally, (B) changes in banking laws or regulations (or interpretations thereof) of general applicability and (C) changes in general economic conditions or conditions generally affecting the banking industry, provided in the case of each of (A), (B) and (C) that such event, condition or change does not have a materially more adverse effect on the Company and its Subsidiaries than that experienced by similarly situated financial services companies; or (2) would materially impair the ability of the Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement.

“Material Interest” has the meaning assigned in the definition of Related Person.

“Merger” has the meaning assigned in Section 2.01(a).

“Multiemployer Plan” means, with respect to any person, a multiemployer plan within the meaning of Section 3(37) of ERISA.

“Non-Executive Employees” has the meaning assigned in Section 4.01(f)(2)(B).

“Paying Agent” has the meaning assigned in Section 3.03.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” has, with respect to any person, the meaning assigned in Section 5.03(n).

“Permitted Termination Date” has the meaning assigned in Section 8.01(c).

“person” means any natural person, bank, savings bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Post-Closing Mergers” has the meaning assigned in Section 6.17.

“Previously Disclosed” means, with respect to the Company or the Acquiror, information set forth in such party’s Disclosure Schedule in a paragraph or section identified therein as corresponding to the provision of this Agreement in respect of which such information has been so set forth or has otherwise been set forth therein in a manner reasonably indicating to a reader the provisions to which such information may be relevant.

“Proxy Statement” has the meaning assigned in Section 6.03(a).

“Related Person” means any person (or family member of such person) (1) that directly or indirectly, controls, or is under common control with, the Company or any of its affiliates, (2) that serves as a director, officer, employee, partner, member, executor, or trustee of the Company or any of its affiliates or Subsidiaries (or in any other similar capacity), (3) that has, or is a member of a group having, direct or indirect beneficial ownership of voting securities or other voting interests representing at least five percent of the outstanding voting power or equity securities or other equity interests representing at least five percent of the outstanding equity interests (a “Material Interest”) in the Company or any of its affiliates or (4) in which any person (or family member of such person) that falls under (1), (2) or (3) above directly or indirectly holds a Material Interest or serves as a director, officer, employee, partner, member, executor, or trustee (or in any other similar capacity).

“representatives” means, with respect to any person, such person’s directors, officers, employees, legal or investment or financial advisors or any representatives of such legal or financial advisors.

“Required Party” has the meaning assigned in Section 6.05(b).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

“Risk Management Contract” has the meaning assigned in Section 5.03(r).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” has the meaning assigned to that term in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary” includes any person (other than a natural person) that is either a “subsidiary” as defined in Rule 1-02 of Regulation S-X of the SEC or a “subsidiary” as defined in Section 225.2(o) of Title Twelve of the Code of Federal Regulations.

“Superior Proposal” has the meaning assigned in Section 6.06.

“Surviving Corporation” has the meaning assigned in Section 2.01(a).

“Takeover Laws” has the meaning assigned in Section 5.03(e).

“Takeover Provisions” has the meaning assigned in Section 5.03(e).

“Taxes” means all taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, or charges of any kind whatsoever, together with any interest and any penalties or additions to tax with respect thereto and with respect to any information reporting requirements imposed by the Code or any similar provision of foreign, state or local law and any interest in respect of such additions or penalties imposed by any taxing authority whether arising before, on or after the Closing Date.

“Tax Returns” means all reports, certifications and returns required to be filed on or before the Closing Date with respect to the Taxes of the Company or any of its Subsidiaries, including consolidated federal income tax returns and any documentation required to be filed with any taxing authority or to be retained by the Company or any of its Subsidiaries in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

“Termination Fee” has the meaning assigned in Section 8.03(a).

“Tolling Event” has the meaning assigned in Section 8.03(c).

“Treasury Shares” means shares of Company Common Stock owned, directly or indirectly, by the Company or any of its Subsidiaries other than shares held (1) in a fiduciary capacity that are beneficially owned by third persons, including shares held in trust accounts and managed accounts or (2) in respect of debts previously contracted.

“Warn Act” has the meaning assigned in Section 5.03(o).

1.02 Interpretation. When a reference is made in this Agreement to Recitals, Sections, Exhibits, Annexes or Schedules, such reference shall be to a Recital in, Section of, or Exhibit, Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References herein to “transactions contemplated by this Agreement” include the Merger as well as the other transactions contemplated hereby. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to take, to cause its Subsidiaries to take, and to use its reasonable best efforts to cause its other affiliates to take, appropriate action in connection therewith. References to “knowledge” of a person means knowledge after reasonable diligence in the circumstances. All references to “dollars” or “$” mean the lawful currency of the United States, unless otherwise indicated. Any reference in this Agreement to any law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such law, rule or regulation. All references to “reasonable best efforts” or “commercially reasonable efforts” shall mean a party’s reasonable efforts in light of the circumstances.

ARTICLE II

The Merger

2.01 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the following shall occur:

(a) Structure and Effects of the Merger. Acquiror Sub shall merge with and into the Company, and the separate corporate existence of Acquiror Sub shall thereupon cease (the “Merger”). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Georgia, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the GBCC.

(b) Certificate of Incorporation. At the Effective Time, and without any further action on the part of the Acquiror, Acquiror Sub or any holder of any shares of capital stock of the Company as in effect at the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of Acquiror Sub as in effect immediately prior to the Effective Time (the “Certificate of Incorporation”), until duly amended in accordance with the terms thereof and the GBCC.

(c) Bylaws. The bylaws of the Surviving Corporation (the “Bylaws”) will be the bylaws of the Acquiror Sub as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and the Certificate of Incorporation.

(d) Directors. The directors of the Surviving Corporation will be the directors of Acquiror Sub immediately prior to the Effective Time, and such directors, together with any additional directors as may thereafter be elected, shall hold such office until such time as their successors shall be duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

(e) Officers. The officers of the Surviving Corporation will be the officers of Acquiror Sub immediately prior to the Effective Time, and such officers, together with any additional officers as may thereafter be elected, shall hold such office until such time as their successors shall be duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

2.02 Effective Time. The Merger shall become effective upon the filing, in the office of the Secretary of State of the State of Georgia, of articles of merger in accordance with Section 14-2-1105 of the GBCC, or at such later date and time as may be set forth in such articles. Subject to the terms and conditions of this Agreement, the parties shall cause the Merger to become effective (1) on the last business day of the month in which the last of the conditions set forth in Article VII (other than conditions relating solely to the delivery of documents dated the Closing Date) shall have been satisfied or waived in accordance with the terms of this Agreement or (2) on such date as the parties may agree in writing (the “Closing Date”).

2.03 Closing. The closing of the Merger shall take place at 10:00 a.m., New York City time, on the Closing Date at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, or at such other time and place as the parties shall agree.

2.04 Reservation of Right to Revise Structure. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, before the Effective Time, the Acquiror may revise the structure of the Merger or otherwise revise the method of effecting the Merger and related transactions; provided, however, that no such revision shall (a) alter or change the amount or kind of the Consideration or alter or change adversely the treatment of the holders of Company Stock or Company Stock Options, (b) alter or change the

Acquiror’s or the Company’s obligations hereunder, or (c) impede or delay consummation of the transactions contemplated by this Agreement. In the event the Acquiror makes such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

ARTICLE III

Consideration

3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

(a) Conversion of Company Common Stock. Each share of Company Common Stock outstanding immediately prior to the Effective Time (other than Treasury Shares and Dissenters’ Shares) shall be converted into the right to receive consideration (the “Consideration”) comprising $25.50 in cash, without interest thereon. At the Effective Time, the shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and cease to exist, and from and after the Effective Time, certificates representing Company Common Stock immediately prior to the Effective Time shall be deemed for all purposes to represent the right to receive the Consideration pursuant to this Section 3.01(a).

(b) Acquiror Sub Common Stock. Each share of Acquiror Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $1.00 per share, of the Surviving Corporation.

(c) Treasury and Dissenters’ Shares. Each share of Company Common Stock held as Treasury Shares or Dissenters’ Shares immediately prior to the Effective Time shall be canceled and retired at the Effective Time and, except as set forth in Section 3.04 with respect to Dissenters’ Shares, no consideration shall be issued in exchange therefor.

3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock (other than Dissenters’ Shares, if applicable) shall cease to be, and shall have no rights as, shareholders of the Company, other than to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the right to receive Consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock (other than Dissenters’ Shares, if applicable).

3.03 Payment for Shares. At or prior to the Effective Time, the Acquiror shall make available or cause to be made available to such bank as the Acquiror shall appoint (and shall be reasonably acceptable to the Company), as paying agent (the “Paying Agent”), amounts in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of Consideration to holders of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of outstanding shares of Company Common Stock a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any of such shares in exchange for payment therefor. Upon surrender to the Paying Agent of such certificates, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Surviving Corporation shall promptly cause the Paying Agent to pay to each person entitled thereto a check in the amount of the Consideration to which such person is entitled, after giving effect to any required Tax withholdings. No interest will be paid or will accrue on any amount payable upon the surrender of any such certificate. If payment is to be made to a person other than the registered holder of the certificate surrendered, it shall be a condition of such payment that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered or establish to the satisfaction of the Surviving Corporation or the Paying Agent that such Tax has been paid or is not applicable. One hundred and eighty days following the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to it any funds (including any interest or other amounts received with respect thereto) made available to the Paying Agent that have not been disbursed to holders of certificates formerly representing shares of Company Common Stock outstanding on the Effective Time, and thereafter such holders shall be entitled to look to the Surviving Corporation only as general creditors thereof with respect to the cash payable upon due surrender of their certificates. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any holder of certificates formerly representing shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

3.04 Dissenting Shareholders. Dissenters’ Shares shall be purchased and paid for in accordance with Sections 14-2-1301 to 1332 of the GBCC. The Company shall give the Acquiror (a) prompt notice of any written demands for fair value received by the Company, withdrawals of such demands and any other related instruments served pursuant to the GBCC and received by the Company and (b) the opportunity to direct all negotiations and proceedings with respect to demands for fair value under the GBCC. The Company shall not, except with prior written consent of the Acquiror, voluntarily make any payment with respect to any demands for fair value for Dissenters’ Shares or offer to settle, or settle, any such demands.

3.05 Company Stock Options. At the Effective Time, each Company Stock Option then outstanding, without any action on the part of the holder, shall be converted into the right to receive payment of an amount in cash equal to the product of (1) the excess of the Consideration over the exercise price per share, if any, of such Company Stock Option and (2) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective

Time; provided that the Company shall be entitled to withhold from such cash payment any amounts required to be withheld by applicable law. As a condition to the right to receive such payment, each holder shall deliver to the Acquiror an acknowledgement and waiver (in form and substance reasonably to be mutually agreed by the Acquiror and the Company prior to the Effective Time) that (i) confirms the cash amount to which such holder is entitled under such holder’s Company Stock Options and (ii) releases the Company, the Acquiror and their respective affiliates, and the officers, directors and employees of the foregoing, from any and all claims relating to the Company Stock Options upon payment of the cash amount due. Each Company Stock Option to which this paragraph applies will be cancelled by the Company and shall cease to exist automatically as of the Effective Time. Prior to the Effective Time the Company shall take all necessary actions, including adopting resolutions of the Company Board, of the board of directors of the Bank or of a committee established under a Company Stock Plan (collectively, the “Company Stock Resolutions”), if applicable, to effect the foregoing.

ARTICLE IV

Actions Pending the Merger

4.01 Forbearances of the Company. Until the Effective Time, the Company agrees, except as expressly provided in this Agreement, without the prior written consent of the Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct the business of the Company and its Subsidiaries other than in the ordinary and usual course consistent with past practice or, to the extent consistent therewith, fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates; or take any action that would reasonably be expected to have a Material Adverse Effect upon the Company’s ability to perform its obligations under this Agreement.

(b) New Activities. Engage in any material new activities or lines of business or make any material changes to its existing activities or lines of business.

(c) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (1) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Stock or any Rights, or amend or modify the terms of any Rights, (2) permit any additional shares of Company Stock to become subject to new grants of employee or director stock options, or stock-based employee rights or arrangements, (3) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Stock or other capital security of the Company, (4) effect any recapitalization, reclassification, stock split, reverse stock split, combination or like change in capitalization or (5) enter into, or take any action to cause any holders of Company Stock to enter into, any agreement, understanding or commitment relating to the right of holders of Company Stock to vote any shares of Company Stock, or cooperate in any formation of any voting trust or similar arrangement relating to such shares.

(d) Subsidiaries. Issue, sell or otherwise permit to become outstanding, transfer, mortgage, encumber or otherwise dispose of or permit the creation of any Lien in respect of, or amend or modify the terms of, any equity interests held in a Subsidiary of the Company.

(e) Dividends, Etc. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of, its capital stock, other than (1) dividends from wholly owned Subsidiaries to the Company or to another wholly owned Subsidiary of the Company, or (2) regular quarterly dividends on the Company Common Stock declared and paid in a manner consistent with past practice; provided that the rate of any such quarterly dividend shall not exceed $0.06 per share of Company Common Stock.

(f) Compensation; Employment Contracts; Etc. Except as Previously Disclosed, enter into, amend, modify, renew or terminate any employment, consulting, severance, change in control or similar Contracts with any directors, officers, employees of, or independent contractors with respect to, the Company or its Subsidiaries, or grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) for merit-based or annual salary increases in the ordinary course of business and in accordance with past practice (including with respect to timing and amount) to employees that neither (A) are members of the Company’s Executive Committee nor (B) receive total annual guaranteed compensation in excess of $100,000 (“Non-Executive Employees”), or (3) for employment arrangements for newly hired Non-Executive Employees in the ordinary and usual course of business consistent with past practice, provided that total annual guaranteed compensation for any such newly hired non-executive employee shall not exceed $100,000 and any such Contract shall not include any provision providing for payments to, or the conferring of other benefits on, the person arising from a change of control of the Company. The Company shall not gross up any employee in respect of Taxes for any payments described in Section 3.05.

(g) Benefit Plans. Except as Previously Disclosed, enter into, establish, adopt, amend, modify or terminate any Compensation Plan in respect of any current or former directors, officers, employees, former employees of, or independent contractors with respect to, the Company or its Subsidiaries (or any dependent or beneficiary of any of the foregoing persons), including taking any action that accelerates the vesting or exercisability of or the payment or distribution with respect to, stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, as may be required by applicable law.

(h) Dispositions. Except (1) pursuant to Previously Disclosed Contracts existing on the date hereof, or (2) for sales of Loans, debt securities or similar investments in the ordinary and usual course of business consistent with past practice, sell, transfer, mortgage, lease, encumber or otherwise dispose of or permit the creation of any Lien (except for a Lien for Taxes not yet due and payable for which appropriate reserves have been established, as set forth in Schedule 4.01(h)) in respect of, or discontinue any material portion of, its assets, deposits, business or properties.

(i) Acquisitions. Except (1) pursuant to Previously Disclosed Contracts existing on the date hereof, or (2) by way of foreclosures in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice, make any material investment in, or acquire any material amount, taken individually or in the aggregate, of assets, business, properties or deposits of, another person, in any one transaction or a series of related transactions.

(j) Constitutive Documents. Amend (or suffer to be amended) the Constitutive Documents of the Company or any of its Subsidiaries.

(k) Accounting Methods. Implement or adopt any change in the accounting principles, practices or methods used by the Company and its Subsidiaries, other than as may be required by generally accepted accounting principles.

(l) Contracts. Except in the ordinary course of business consistent with past practice or pursuant to Section 6.14, (1) enter into, amend, renew or terminate any Contract that provides for aggregate payments of $100,000 or more annually or (2) amend or modify in any material respect any of its existing material Contracts, it being understood that this clause (l) shall not apply to entering into, amending, renewing or terminating any Loan.

(m) Claims. Except as Previously Disclosed, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than $100,000 and that would not reasonably be expected to establish an adverse precedent or basis for subsequent settlements or require material changes in business practices.

(n) Risk Management. Except as required by applicable law or regulation: (1) implement or adopt any material change in its credit risk and interest rate risk management and hedging policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to credit and interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to credit and interest rate risk.

(o) Indebtedness. Other than in the ordinary course of business (including by way of creation of deposit liabilities, entry into repurchase agreements, purchases or sales of federal funds, Federal Home Loan Bank advances, and sales of certificates of deposit) consistent with past practice, (1) incur any indebtedness for borrowed money, (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or (3) cancel, release, assign or modify any material amount of indebtedness of any other person.

(p) Loans. (1) Make any Loan other than in the ordinary course of business consistent with lending policies as in effect on the date hereof; (2) except pursuant to Contracts existing on the date hereof, make any Loan in excess of $5,000,000; (3) make forward rate commitments (that is, commitments for a period in excess of three months) with respect to the interest rate on any Loan; or (4) make any Loan (other than a residential real estate mortgage loan) with a term greater than five years.

(q) Adverse Actions. (1) Subject to Section 6.06, take any action that is intended or would reasonably be expected to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied or (C) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law, or (2) engage in any new line of business or make any acquisition that would not be permissible for a United States bank holding company (as defined in the Bank Holding Company Act of 1956) or would subject the Acquiror, the Company or any Subsidiary of either to material regulation by a Governmental Authority that does not presently regulate such company or to regulation by a Governmental Authority that is materially different from current regulation.

(r) Taxes. Make or change any election with respect to Taxes, settle any material Tax audit or proceeding, enter into any Tax closing agreement, or request any Tax private letter or similar ruling.

(s) Related Person Transactions. Except pursuant to Previously Disclosed Contracts entered into in the ordinary course of business before the date of this Agreement, make any payment of cash or other consideration to, or make any Loan to or on behalf of, or enter into, amend or grant a consent or waiver under, or fail to enforce, any Contract with, any Related Person.

(t) Capital Expenditures. Except as Previously Disclosed, make any capital expenditures in excess of $100,000 in any one case or $250,000 in the aggregate or enter into any agreement contemplating capital expenditures in excess of $250,000 for any 12-month period.

(u) Commitments. Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (t).

4.02 Forbearances of the Acquiror. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, the Acquiror will not take, and will cause each of its Subsidiaries not to take, any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law, or take any action that would reasonably be expected to have a material adverse effect upon Acquiror’s ability to perform its obligations under this Agreement.

ARTICLE V

Representations and Warranties

5.01 Disclosure Schedule. On or prior to the date hereof, the Company has delivered to the Acquiror and the Acquiror has delivered to the Company a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either (a) in response to an express disclosure requirement contained in a provision hereof or (b) as an exception to one or more representations or warranties contained in Section 5.03 or 5.04, respectively, or to one or more of its covenants contained in Article IV; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the disclosing party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to the Company or the Acquiror, respectively.

5.02 Standard. No representation or warranty of the Company or the Acquiror contained in Section 5.03 or 5.04 (other than Sections 5.03(a), (b), (e), (g), (h), (n) and (v) and Sections 5.04(a) and (e), which shall be true and correct in all respects) shall be considered untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranties contained in Sections 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or the Acquiror, respectively.

5.03 Representations and Warranties of the Company. Except as Previously Disclosed, the Company represents and warrants to the Acquiror and Acquiror Sub as set forth in its Disclosure Schedule and as follows:

(a) Organization, Standing and Authority. The Company is duly organized, validly existing and in good standing as a corporation under the laws of Georgia and is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Company Stock. As of the date hereof, the authorized capital stock of the Company consists solely of 40,000,000 shares of Company Common Stock, of which not more than 17,023,320 shares were outstanding as of August 8, 2006, and 10,000,000 shares of Company Preferred Stock, of which no shares were outstanding as of the date hereof. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of Company Stock reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement. The Company has Previously Disclosed a list of each Compensation Plan under which any shares of capital stock of the Company or any Rights with respect thereto have been or may be awarded or issued (“Company Stock Plans”). As of August 8, 2006, no more than 1,586,218 shares of Company Common Stock were issuable upon exercise of Company Stock Options under the Company Stock Plans. Except as described in the immediately preceding sentence, the Company has no Company Common Stock authorized for issuance pursuant to any Company Stock Plans. The Company has Previously Disclosed the weighted average exercise price for the Company Stock Options under each of its Company Stock Plans. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. All stock options or similar Rights granted under any Company Stock Plan (1) have been granted in compliance with the terms of applicable law, the applicable Company Stock Plans and on a basis consistent with past practice, including with respect to value, size and timing, (2) have been reflected on the financial statements included in the Company’s SEC Documents in accordance with generally accepted accounting principles, and (3) have (or with respect to such options or Rights which have been exercised as of the date of this Agreement, had) a per share exercise price at least equal to the fair market value of a share of Company Common Stock as of the date the option or Right was granted.

(c) Subsidiaries. (1)(A) The Company has Previously Disclosed a list of all its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) the Company owns, directly or indirectly, all the outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to the Company or its Subsidiaries), (D) there are no Contracts by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to the Company or its Subsidiaries), (E) there are no Contracts relating to its rights to vote or to dispose of such securities (other than to the Company or its Subsidiaries), and (F) all the equity securities of each such Subsidiary held by the Company or its Subsidiaries are fully paid and nonassessable and are owned by the Company or its Subsidiaries free and clear of any Liens.

(2) The Company has Previously Disclosed, as of the date hereof, a list of all equity securities it or one of its Subsidiaries holds, including a description of any such issuer and the percentage of the issuer’s voting and/or non-voting securities and, as of the Effective Time, no additional persons would need to be included on such a list. The Company has Previously Disclosed a list, as of the date hereof, of all partnerships, limited liability companies, joint ventures or similar entities, in which it owns or controls an equity, partnership or membership interest, directly or indirectly, and the nature and amount of each such interest, and as of the Effective Time, no additional persons would need to be included on such a list.

(3) Each of the Company’s Subsidiaries has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. The Bank is the Company’s only depository institution Subsidiary, and it (A) is an “insured depository institution” as defined in the Federal Deposit Insurance Act and the applicable regulations thereunder, (B) is “well capitalized” within the meaning of the “prompt corrective action” regulations of the Federal Deposit Insurance Corporation and (C) has a rating of “Satisfactory” or better under the CRA.

(d) Corporate Power. The Company and each of its Subsidiaries has the requisite power and authority to carry on its business as it is now being conducted and to own all its properties and assets; the Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the Company has made available to the Acquiror a brief description of each line of business in which the Company or any of its Subsidiaries is engaged.

(e) Corporate Authority and Action. (1) The Company has taken all corporate action necessary in order (A) to authorize the execution and delivery of, and performance of its obligations under, this Agreement and (B) subject only to receipt of the approval of the plan of merger contained in this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Requisite Vote”) and to the approvals of applicable Government Authorities, to consummate the Merger. This Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and each of this Agreement and the transactions contemplated hereby is exempt from, (A) the requirements of any applicable “moratorium,” “control share,” “fair price,” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including Sections 14-2-1110 to 1113 of the GBCC and (B) any “business combination”, “fair price”, “voting requirement”, “constituency requirement” or other similar provisions of the Constitutive Documents of the Company or any of its Subsidiaries (collectively, “Takeover Provisions”).

(3) The Company has received the opinion of Burke Capital Group, LLC, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Consideration to be received in the Merger by the shareholders of the Company is fair to the shareholders of the Company from a financial point of view.

(f) Regulatory Filings; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement, or to consummate the Merger or the other transactions contemplated hereby, except for (A) the filing with the SEC of the Proxy Statement in definitive form, (B) the filing and approval of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System, the NCCOB and the GDBF, and expiration of any related waiting periods, with respect to the Merger, (C) the filing of a notification, if required, and expiration of the related waiting period under the HSR Act, (D) the filing of articles of merger with the Secretary of State of the State of Georgia pursuant to the GBCC, (E) the filings of applications and notices, as applicable, required to be made pursuant to the Bank Act (Canada) and (F) the receipt of the Company Requisite Vote described in Section 5.03(f)(1). As of the date hereof, the Company is not aware of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated by this Agreement will not be received on a timely basis without the imposition of a condition or requirement described in Section 7.01(b).

(2) Subject to receipt of the Company Requisite Vote, the regulatory approvals, and expiration of the waiting periods, referred to in the preceding paragraph and the making of required filings under federal and state securities laws, if any, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Contract of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Constitutive Documents of the Company or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or Contract.

(g) SEC Documents; Financial Statements. The Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by the Company or any of its Subsidiaries subsequent to December 31, 2005 under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, the “Company’s SEC Documents”) with the SEC, as of the date filed, (A) were timely filed and complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not (or if amended or superseded by a filing prior to the date of this Agreement, then did not as of the date of such filing) and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Company’s SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Company’s SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(h) Absence of Undisclosed Liabilities and Changes. (1) Except as disclosed in the Company’s SEC Documents filed prior to the date hereof, none of the Company or its Subsidiaries has any obligation or liability (whether or not required to be reflected in financial statements prepared in accordance with generally accepted accounting principles or otherwise), that, individually or in the aggregate, would reasonably be expected to constitute or have a Material Adverse Effect on the Company, and, since December 31, 2005, on a consolidated basis the Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(2) Since December 31, 2005, except for execution of this Agreement and performance of its obligations hereunder, (A) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice, and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, events and circumstances (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to the Company.

(i) Litigation. Except as Previously Disclosed, no action, litigation, investigation, audit, claim or other proceeding before any arbitrator or Governmental Authority is pending against the Company or any of its Subsidiaries and, to the Company’s knowledge, no such litigation, claim or other proceeding has been threatened. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any of its Subsidiaries.

(j) Compliance with Laws. The Company and each of its Subsidiaries and, to the knowledge of the Company, their respective officers and employees:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all

Governmental Authorities required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company’s knowledge, no suspension or cancellation of any of them is threatened or would reasonably be expected to occur, and all such filings, applications and registrations are current;

(3) except as Previously Disclosed, has received, since December 31, 2000, no notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances that such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to the Company’s knowledge, do grounds for any of the foregoing exist) or (C) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(4) is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority against the Company, any of its Subsidiaries or any officer, director or employee thereof;

(5) is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, or a recipient of any supervisory letter from, and has not adopted any board resolutions at the request of any Governmental Authority and has not been advised by any Governmental Authority that it is considering issuing or requesting any such agreement or other action;

(6) is in compliance with all applicable listing standards of the NASDAQ;

(7) since December 31, 2000, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with any applicable Governmental Authority (collectively, the “Company Reports”). As of their respective dates, the Company Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed; and

(8) conducts its lending activities in accordance with the Guidelines contained in Appendix C to Part 30 of Title 12 of the Code of Federal Regulations and has not engaged in any of the practices discouraged by such Guidelines and has not originated, owned or serviced, and does not currently own or service, any Loan subject to the requirements of Section 226.32 of Title Twelve of the Code of Federal Regulations.

(k) Material Contracts; Defaults. The Company has Previously Disclosed a complete and accurate list of all material Contracts (and in the case of material Contracts constituting Loans by the Company or any of its Subsidiaries,

the total amounts committed and outstanding under such Loans as of the date hereof) to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or any of their respective properties is subject or by which any of the foregoing are bound, including the following:

(1) any Contract not constituting a Loan that provides for fees or other payments in excess of $100,000 per annum;

(2) any Contract that contains an “exclusivity” clause (that is, obligates the Company or any of its Subsidiaries to conduct business with another party on an exclusive basis or restricts the ability of the Company or any of its Subsidiaries to conduct business with any person);

(3) any Loan by the Company or any of the Subsidiaries pursuant to which total amounts committed or outstanding under such Loan exceed $5,000,000;

(4) any Contract relating to the borrowing of money or the guarantee of any such obligation by the Company or any of its Subsidiaries (other than Contacts pertaining to fully-secured repurchase agreements, trade payables, deposit liabilities and borrowings or guarantees made in the ordinary course of business);

(5) any Contract relating to the provision of data processing network communication or other technical services to or by the Company or any of its Subsidiaries that provides for fees or other payments in excess of $25,000 per annum;

(6) any Contract that would be required to be filed as an exhibit to any Company Report;

(7) any Contract with a term beyond the Effective Time under which the Company or any of its Subsidiaries created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness for borrowed money (including capitalized lease obligations);

(8) any Contract to which the Company or any of its Subsidiaries is a party, on the one hand, and under which any affiliate, officer, director, employee or equity holder or other Related Person of the Company or any of its Subsidiaries, on the other hand, is a party or beneficiary;

(9) any Contract with respect to the employment of, or payment to, any present or former directors, officers, employees or consultants;

(10) any Contract involving the purchase or sale of assets outside of the ordinary course of business (including by way of merger, consolidation, purchase of assets, or otherwise) with a book value greater than $250,000 entered into since December 31, 2005; and

(11) any Contract involving a capital expenditure in excess of $100,000 in a twelve month period or $250,000 in the aggregate (except for Contracts entered into after the date hereof in connection with the items Previously Disclosed on Schedule 4.01(t) of the Company’s Disclosure Schedule).

Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in default under any such Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Neither the Company nor any of its Subsidiaries has waived or repudiated any material provision of any such Contracts. The Contracts referred to in Section 5.03(k)(9) above are on arm’s-length terms. All indebtedness of the Company and its Subsidiaries is prepayable at any time without penalty or premium.

(l) Non-Competition/Non-Solicitation. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition or non-solicitation Contract or any other Contract (1) that limits, purports to limit, or would limit in any respect the manner in which, or the localities in which, any business of the Company or its affiliates is or could be conducted or the types of business that the Company or its affiliates conducts or may conduct, (2) that would reasonably be understood to limit or purport to limit in any respect the manner in which, or the localities in which, any business of the Acquiror or its affiliates is or could be conducted or the types of business that the Acquiror or its affiliates conducts or may conduct or (3) that limits, purports to limit or would limit in any way the ability of the Company and its Subsidiaries to solicit prospective employees or would so limit or purport to limit the ability of the Acquiror or its affiliates to do so.

(m) Properties. Except as disclosed in the financial statements filed in the Company’s SEC Documents on or before the date hereof, the Company and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for current Taxes not yet delinquent for which reserves have been established as shown on Schedule 4.01(h) of the Company’s Disclosure Schedule, mechanics liens, materialmen Liens, or other inchoate Liens) to the properties and assets, tangible or intangible, reflected in such financial statements (including the notes thereto) as being owned by the Company and its Subsidiaries as of the dates thereof. All buildings and all fixtures, equipment, and other property and assets that are material to its business and are held under leases or subleases by any of the Company and its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).

(n) Employee Benefit Plans. (1) The Company has Previously Disclosed a complete list of all bonus, vacation, deferred compensation, commission-based, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock appreciation and stock option plans, all employment or severance Contracts, all medical, dental, disability, severance, health and life plans, all other employee benefit and fringe benefit plans, Contracts, programs or arrangements and any “change of control” or similar provisions in any plan, Contract, program or arrangement maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former officers, employees or directors or the beneficiaries or dependents of any of the foregoing (collectively, the “Compensation Plans”) other than plans, programs or arrangements that cost less than $50,000 per annum to maintain in the aggregate.

(2) With respect to each Compensation Plan, if applicable, the Company has provided to the Acquiror, true and complete copies of the existing: (A) Compensation Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) with respect to any employee stock ownership plan, any loan agreements and (D) two most recent Forms 5500 filed with the U.S. Department of Labor.

(3) Except as Previously Disclosed, each of the Compensation Plans has been administered and operated in material compliance with the terms thereof and with applicable law, including ERISA, the Code and the Securities Act. Except as Previously Disclosed, each of the Compensation Plans that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS (or may rely upon a favorable determination letter issued to the sponsor of a master, prototype, or volume submitter arrangement) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances that would likely result in the revocation or denial of any such favorable determination letter or the loss of the qualification of such Compensation Plan under Section 401(a) of the Code. None of the Company, any of its Subsidiaries or to the knowledge of the Company an Indemnified Party has engaged in any transaction with respect to any Compensation Plan that has subjected, or (assuming the taxable period with respect to the transaction expired as of the date hereof) could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA. Except as Previously Disclosed, there is no pending or, to the Company’s knowledge, threatened litigation or governmental audit, examination or investigation relating to the Compensation Plans.

(4) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any “single-employer plan” (within the meaning of Section 4001 (a)(15) of ERISA) or Multiemployer Plan currently or formerly maintained or contributed to by any of them, or the single-employer plan or Multiemployer Plan of any entity (an “ERISA Affiliate”) that is considered one employer with the Company under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an “ERISA Affiliate Plan”). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan, and, to the Company’s knowledge, no condition exists that presents a material risk that such proceedings will be instituted. The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

(5) Except as Previously Disclosed, all contributions, premiums and payments required to have been made under the terms of any of the Compensation Plans or applicable law have been timely made and all obligations in respect of each Compensation Plan have been properly accrued and reflected in the financial statements contained in the Company’s SEC Documents. Neither any of the Pension Plans nor ERISA Affiliate Plans has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. None of the Company, any of its Subsidiaries or any ERISA Affiliate has provided, or is required to provide, security to any Pension Plan or any ERISA Affiliate Plan pursuant to Section 401(a)(29) or Section 412(n) of the Code.

(6) Under each Pension Plan which is a single-employer plan subject to Title IV of ERISA, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such plan. Under each of the Pension Plans, there has been no adverse change in the financial condition of any Pension Plan (with respect to either assets or benefits) since the last day of the most recent plan year.

(7) There is no material pending or, to the knowledge of the Company, threatened, litigation relating to the Compensation Plans. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Compensation Plan, except as Previously Disclosed. The Company or the Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder. Except as Previously Disclosed, there has been no communication to employees, former employees or their spouses, beneficiaries or dependents by the Company or any of its Subsidiaries that promised or guaranteed such employees retiree health or life insurance or other retiree death benefits on a permanent basis or promised or guaranteed that any such benefits could not be modified, eliminated or terminated. To the knowledge of the Company, the Company and its Subsidiaries have no liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(8) Except as Previously Disclosed, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Compensation Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recently ended fiscal year. Except as Previously Disclosed, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (v) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (w) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation Plans, (x) limit or restrict the right of the Company to merge, amend or terminate any of the Compensation Plans, (y) cause the Company or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (z) result in payments under any of the Compensation Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(9) The Company has Previously Disclosed a complete list stating the current base salary, 2005 earned incentive compensation and 2006 target incentive compensation, and additional payments triggered by the Merger and the Company’s estimate of the excise tax gross-up for each such amount for all current officers, employees and directors of the Company or any of its Subsidiaries.

(10) Since December 31, 2005, the Company has not taken any action which, if taken after the date hereof, would be prohibited by Sections 4.01(f) and (g).

(o) Labor Matters. Each of the Company and its Subsidiaries is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including the Immigration Reform and Control Act of 1986, any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, affirmative action, workers’ compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, nor is the Company aware of any activity involving it or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity. The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any Contract to which the Company or any Subsidiary of the Company is a party. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder (collectively, the “WARN Act”), or any similar state or local law which remains unsatisfied.

(p) Environmental Matters. (1) The Company and each of its Subsidiaries have complied at all times with all applicable Environmental Laws; (2) no property (including soils, groundwater, buildings and any other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries has a Lien or as to which the Company or any of its Subsidiaries had any interest in a fiduciary or agency capacity, has been contaminated with, or has had any release of, any Hazardous Substance the release or presence of which would trigger any reporting, clean up, or remedial obligation pursuant to any Environmental Law; (3) neither the Company nor any of its Subsidiaries could be deemed the owner or operator under any Environmental Law of any property in connection with any Loans or in which it has currently or formerly held a Lien or security interest or as to which it had an interest in any fiduciary or agency capacity; (4) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any other third-party property; (5) neither the Company nor any of its Subsidiaries has received any written notice, demand letter, claim or request for information relating to any violation of, or liability under, any Environmental Law; (6) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (7) there are no other circumstances or conditions involving the Company or any of its Subsidiaries, any currently or formerly owned or operated property, or any Lien held by the Company or any of its Subsidiaries (including the presence of asbestos, underground storage tanks for the storage of hazardous substances, contamination, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health or gas station sites) that could be expected to result in any claims, liability or investigations or result in any material restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (8) the Company has made available to the Acquiror copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, any of its Subsidiaries, any currently or formerly owned or operated property or any property in which the Company or any of its Subsidiaries has held a Lien or as to which the Company or any of its Subsidiaries had any interest in a fiduciary or agency capacity. The representations and warranties in this Section 5.03(p) are the sole representations and warranties with respect to any Environmental Laws, and no other representations and warranties shall be deemed to apply to such matters.

(q) Tax Matters. (1) All Tax Returns that are required to be filed with respect to the Company or any of its Subsidiaries, have been or will be timely filed, or requests for extensions have been timely filed and have not expired; (2) all Tax Returns filed by the Company and its Subsidiaries are complete and accurate; (3) all Taxes that are due and payable (without regard to whether such Taxes have been assessed) have been timely paid or adequate reserves have been established for the payment of such Taxes; (4) except as Previously Disclosed, all income Tax Returns referred to in clause (1) have been examined by the IRS or the appropriate taxing authority or the period for assessment of the Taxes for which such return has been filed has expired; (5) no audit or examination or refund litigation with respect to any such Tax Return is pending or, to the Company’s knowledge, has been threatened; (6) all deficiencies asserted or assessments made as a result of any examination of a Tax Return of the Company or any of its Subsidiaries, have been paid in full or are being contested in good faith; (7) no waivers of statute of limitations have been given by or requested with respect to any Taxes of the Company or its Subsidiaries for any currently open taxable period; (8) the Company and each of its Subsidiaries has complied with all information reporting requirements and has in its respective files all Tax Returns that it is required to retain in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law; (9) the Company and its Subsidiaries have never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a consolidated group of which the Company was the common parent); (10) no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries; (11) no tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement; (12) except as Previously Disclosed, the Company and its Subsidiaries are not bound by any tax indemnity, tax sharing or tax allocation agreement or arrangement; (13) all Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other person; (14) there are no Liens on any of the assets of any member of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax; (15) none of the Company or any of its Subsidiaries have engaged in any transaction that is the same as, or substantially similar to, a transaction which is a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the IRS has determined to be a “listed transaction” for purposes of 1.6011-4(b)(2)); (16) none of the Company or any of its Subsidiaries have engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) or any comparable provision of state, foreign or local law; (17) none of the Company or any of its Subsidiaries have participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax; and (16) none of the Company or any of its Subsidiaries have been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355(a): (A) at any time during the two-year period prior to the date hereof, (B) at any time during the period commencing on the date hereof and ending on the Closing Date or (C) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e)) in conjunction with and including the transactions contemplated by this Agreement.

(r) Risk Management; Allowance for Loan Losses. (1) All swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the Company’s own account, or for the account of one or more of the Company’s Subsidiaries or their customers (each a “Risk Management Contract”), were entered into (A) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (B) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither the Company nor its Subsidiaries, nor to the Company’s knowledge any other party thereto, is in breach of any of its obligations under any Risk Management Contract.

(2) The allowances for loan losses reflected on the consolidated balance sheets included in the Company’s SEC Documents are, in the reasonable judgment of the Company’s management, adequate as of their respective dates under the requirements of generally accepted accounting principles and applicable regulatory requirements and guidelines.

(s) Books and Records. The books and records of the Company and its Subsidiaries (1) have been fully, properly and accurately maintained, and there are no inaccuracies or discrepancies contained or reflected therein, and (2) fairly present their financial position.

(t) Accounting Controls. Each of the Company and its Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Company Board, that (1) all material transactions are executed in accordance with management’s general or specific authorization; (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to any criteria applicable to such statements, (3) access to the material property and assets of the Company and its Subsidiaries is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(u) Insurance. The Company has made available to the Acquiror all of the insurance policies, binders, or bonds maintained by or for the benefit of the Company or its Subsidiaries (“Insurance Policies”) or their representatives. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All of the Insurance Policies are in full force and effect; the Company and its Subsidiaries are not in default thereunder; and all claims thereunder have been filed in due and timely fashion.

(v) No Brokers. No action has been taken by the Company or its Subsidiaries (including their directors, officers or employees) that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except that the Company has employed Burke Capital Group, LLC in connection with this transaction on Previously Disclosed terms.

(w) Intellectual Property. The Company and its Subsidiaries own or have the right to use all material Intellectual Property Rights necessary or required for the operation of their business as currently conducted (collectively, “Company IP Rights”), and have the right to use, license, sublicense or assign the same without material liability to, or any requirement of consent from, any other person or party. The Company has Previously Disclosed all Company IP Rights. The Company’s use of the Company IP Rights does not infringe any Intellectual Property Rights of any person; there is no pending or, to the knowledge of the Company, threatened litigation, adversarial proceeding, administrative action or other challenge or claim relating to any Company IP Rights; to the knowledge of the Company, there is currently no infringement by any person of any Company IP Rights; and the Company IP Rights owned, used or possessed by the Company and its Subsidiaries are sufficient and adequate to conduct the business of the Company and its Subsidiaries to the full extent as such business is currently conducted.

(x) Contracts with Related Persons. The Company has Previously Disclosed all Contracts with Related Persons.

(y) Disclosure. The information Previously Disclosed or otherwise provided to the Acquiror in connection with this Agreement, when taken together with the representations and warranties contained herein, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances in which they are being made, not misleading. The copies of all documents furnished to the Acquiror hereunder are true and complete.

5.04 Representations and Warranties of the Acquiror. The Acquiror represents and warrants to the Company as set forth in its Disclosure Schedule and as follows:

(a) Organization, Standing and Authority. Acquiror is duly organized, validly existing and in good standing under the laws of North Carolina. Following its formation, Acquiror Sub will be duly organized, validly existing and in good standing under the laws of Georgia. The Acquiror is, and Acquiror Sub will be, following its formation, duly qualified to do business and in good standing in the jurisdictions where the ownership or leasing of property or assets or the conduct of business requires such qualification.

(b) Corporate Power. The Acquiror and each of its Significant Subsidiaries each has, and Acquiror Sub will have, as of the Closing Date, the requisite power and authority to carry on its business as it is now being or, in the case of Acquiror Sub, will be, conducted and to own all its properties and assets; the Acquiror has, and Acquiror Sub will have, as of the date it executes a supplement to this Agreement, the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, in the case of Acquiror Sub, to adopt the plan of merger contained in this Agreement and, in accordance therewith, to consummate the transactions contemplated hereby.

(c) Corporate Authority and Action. The Acquiror has, and Acquiror Sub will have, as of the date it executes a supplement to this Agreement, taken all corporate action necessary in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and to consummate the Merger. This Agreement is a valid and legally binding agreement of the Acquiror, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Upon the execution of a supplement to this Agreement by Acquiror Sub, this Agreement will be the valid and binding agreement of Acquiror Sub, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(d) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Acquiror or any of its Subsidiaries in connection with the execution, delivery or performance by the Acquiror of this Agreement or to consummate the Merger or the other transactions contemplated hereby except for (A) the filing of applications and notices, as applicable, with the Federal Reserve System, the NCCOB and the GDBF with respect to the Merger; (B) the filing of a notification, if required, and expiration of the related waiting period under the HSR Act, (C) the filing of articles of merger with the Secretary of State of the State of Georgia pursuant to the GBCC; and (D) approval by the Superintendent of Financial Institutions under the Bank Act (Canada). As of the date hereof, the Acquiror is not aware of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated hereby will not be received on a timely basis without the imposition of a condition or requirement described in Section 7.01(b).

(2) Subject to receipt of the regulatory approvals, and expiration of the waiting periods, referred to in the preceding paragraph and the making of all required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Contract of the Acquiror or of any of its Subsidiaries or to which the Acquiror or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Constitutive Documents of the Acquiror or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or Contract.

(e) Funds. At the Effective Time, the Acquiror will have the funds necessary to consummate the Merger and pay the Consideration in accordance with the terms of this Agreement.

(f) Interim Operations of Acquiror Sub. Acquiror Sub will be formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Closing Date, will have engaged in no business other than in connection with the transactions contemplated by this Agreement. Acquiror Sub will be a direct or indirect wholly owned subsidiary of the Acquiror.

(g) No Brokers. No action has been taken by the Acquiror or Acquiror Sub that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other, like payment with respect to the transactions contemplated by this Agreement, except that the Acquiror has employed SunTrust Robinson Humphrey in connection with this transaction.

(h) Litigation. No litigation, claim or other proceeding before any court, arbitrator or Governmental Authority is pending against the Acquiror or any of its Subsidiaries and, to the Acquiror’s knowledge, no such litigation, claim or other proceeding has been threatened, that would materially impair the ability of the Acquiror to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement.

(i) Disclosure. The information Previously Disclosed or otherwise provided to the Company in connection with this Agreement, when taken together with the representations and warranties contained herein, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances in which they are being made, not misleading. The copies of all documents furnished to the Company hereunder are true and complete.

ARTICLE VI

Covenants

6.01 Reasonable Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and the Acquiror agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with, and furnish information to, the other party hereto to that end.

(b) Without limiting the generality of Section 6.01(a), the Company agrees to use its reasonable best efforts to obtain the consent or approval of all persons party to a Contract with the Company or any of its Subsidiaries, to the extent such consent or approval is required in order to consummate the Merger or for the Surviving Corporation to receive the benefits of such Contract.

6.02 Shareholder Approvals. The Company agrees to take, in accordance with applicable law, applicable NASDAQ National Market System rules and the Company’s Constitutive Documents, all action necessary to convene an appropriate meeting of shareholders of the Company to consider and vote upon the approval of this Agreement and any other matters required to be approved by the

Company’s shareholders for consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement, the “Company Meeting”), and to solicit shareholder approval, as promptly as practicable after the date hereof. The Company Board has adopted a resolution contemplated by GBCC Section 14-2-1103 recommending that the shareholders approve this Agreement (and will keep such resolution in effect) and take any other action required to permit consummation of the transactions contemplated hereby. The obligation of the Company to hold the Company Meeting shall not be affected by any Acquisition Proposal or other event or circumstance and the Company agrees that it will not submit any Acquisition Proposal to its shareholders for a vote, unless this Agreement is terminated in accordance with its terms.

6.03 Proxy Statement. (a) The Acquiror and the Company will cooperate in the preparation of a proxy statement and other proxy solicitation materials of the Company (the “Proxy Statement”). The Acquiror agrees to provide as promptly as reasonably practicable all necessary information for inclusion in the Proxy Statement. The Company agrees to file the Proxy Statement in preliminary form with the SEC as promptly as reasonably practicable. The Company will advise the Acquiror promptly of the time when the Proxy Statement and any amendment or supplement to the Proxy Statement has been filed, and of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Company agrees to use its reasonable best efforts, after consultation with the Acquiror, to respond promptly to all such comments of and requests by the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to filing such with the SEC, and each party will provide the other party with a copy of such filings with the SEC.

(b) Each of the Company and the Acquiror agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting, contain any untrue statement that, at the time and in the light of the circumstances under which such statement is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of the Company and the Acquiror further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to inform promptly the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) The Company will use its reasonable best efforts to cause the definitive Proxy Statement and all required amendments and supplements thereto to be mailed to its shareholders as promptly as practicable after the date hereof.

6.04 Press Releases. The initial press release concerning the Merger and the other transactions contemplated by this Agreement shall be a joint press release in such form agreed to in advance by the parties, and thereafter each of the Company and the Acquiror agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby (except for any release or statement that is required by law or regulation and as to which the Company or the Acquiror, as the case may be, has used its best efforts to discuss with the other in advance, provided that such release or statement has not been caused by, or is not the result of, a previous disclosure by or at the direction of the Company or the Acquiror, as the case may be, or any of its representatives that was not permitted by this Agreement).

6.05 Access; Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford the Acquiror and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including credit files, Tax returns and work papers of independent auditors), properties, personnel and to such other information as it may reasonably request and, during such period, the Company shall furnish promptly (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws and (2) all other information concerning its business, properties and personnel as the Acquiror may reasonably request.

(b) Each of the Company and the Acquiror agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05, and, with respect to the Company, in connection with the transactions contemplated hereby, unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the party to which such information pertains, (4) is or becomes readily ascertainable from published information or trade sources or (5) is such that such party is required by law or court order to disclose. If either party is required or reasonably believes that it is required to disclose any information described in this section by (i) law, (ii) any court of competent jurisdiction or (iii) any inquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to require any such disclosure, such party (the “Required Party”) shall, so far as it is lawful, notify the other party of such required disclosure on the same day that the Required Party (a) is notified of a request for such disclosure from the relevant authority, body or other entity or (b) determines that such disclosure is required, whichever is earlier. Immediately thereafter, and to the extent practical on the same day, and subject to applicable laws, the parties shall discuss and use their reasonable best efforts to agree as to the mandatory nature, the required timing and the required content of such disclosure. The Required Party will furnish only that portion of the information described in this section that is legally required to be disclosed and will exercise its reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the information described in this section so furnished. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same, or at the other party’s request, destroyed.

(c) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(d) Promptly following the date hereof, the Company shall use its reasonable best efforts to cause any person to whom the Company has provided documents, data or other materials relating to the Company or its Subsidiaries in connection with the consideration of any business combination involving the Company to return or destroy any such documents, files, data or other materials in accordance with the confidentiality agreement between the Company and such person.

6.06 Acquisition Proposals. The Company agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ representatives not to, solicit, encourage or otherwise facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business, assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing, an “Acquisition Proposal”); provided that nothing contained in this Agreement shall prevent the Company Board from (i) making any disclosure to its shareholders if, in the good faith judgment of the Company Board, failure so to disclose would be inconsistent with its obligations under applicable law; (ii) before the date of the Company Meeting, providing (or authorizing the provision of) information to, or engaging in (or authorizing) such discussions or negotiations with, any person who has made a bona fide written Acquisition Proposal received after the date hereof which did not result from a breach of this Section 6.06; or (iii) recommending such an Acquisition Proposal to its shareholders if and only to the extent that, in the case of actions referred to in clause (ii) or (iii), (x) such Acquisition Proposal is a Superior Proposal, (y) the Company Board, after having consulted with and considered the advice of outside counsel to the Company Board, determines in good faith that providing such information or engaging in such negotiations or discussions, or making such recommendation is required in order to discharge the directors’ fiduciary duties to the Company and its shareholders in accordance with the GBCC and (z) the Company receives from such person making such Acquisition Proposal a confidentiality agreement substantially in the form of the Confidentiality Agreement. For purposes of this Agreement, a “Superior Proposal” means any Acquisition Proposal by a third party on terms that the Company Board determines in its good faith judgment, after receiving the advice of its financial and legal advisors (including with respect to prospects for approvals by Governmental Authorities), to be materially more favorable from a financial point of view to the Company and its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law, after giving the Acquiror at least five business days to respond to such third-party Acquisition Proposal once the Board has notified the Acquiror that in the absence of any further action by the Acquiror it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by the Acquiror. The Company also agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than the Acquiror, with respect to any of the foregoing. The Company shall promptly (within 24 hours) advise the Acquiror following the receipt by it of any Acquisition Proposal and the material terms thereof (including the identity of the person making such Acquisition Proposal), and advise the Acquiror of any developments (including any change in such terms) with respect to such Acquisition Proposal promptly upon the occurrence thereof. The Company agrees that neither it nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of or release any of its rights under any confidentiality or standstill agreement to which it is a party. The Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

Nothing contained in this Section 6.06 or any other provision of this Agreement will prohibit the Company or the Company Board from notifying any third party that contacts the Company on an unsolicited basis after the date hereof concerning an Acquisition Proposal of the Company’s obligations under this Section 6.06.

6.07 Takeover Laws and Provisions. No party hereto shall knowingly take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the applicability or validity of, any purportedly applicable Takeover Law, as now or hereafter in effect. No party hereto shall knowingly take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them shall take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.08 No Rights Triggered. The Company shall take all reasonable steps necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any rights to any person (a) under the Constitutive Documents of the Company or (b) under any material Contract to which it or any of its Subsidiaries is a party except, in each case, as Previously Disclosed or contemplated by this Agreement.

6.09 Regulatory Applications. (a) The Acquiror and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. The Acquiror and the Company will promptly file applications, notices or other materials required to be filed with Governmental Authorities by applicable law in connection with the Merger and promptly file any additional information requested as soon as practicable after receipt of request thereof. Each party shall have the right to review in advance, and to the extent practicable to consult with the other party, subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, the parties agree to act reasonably and as promptly as practicable. Each of the Acquiror and the Company agrees that it will consult with the other party hereto with respect to the obtaining of all material consents, registrations, approvals, permits and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of the Acquiror and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

6.10 Indemnification. (a) Following the Effective Time and for a period of six years thereafter, the Acquiror shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors and officers of the Company and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time (each, a “Claim”), to the fullest extent that the Company is permitted to indemnify its directors and officers under applicable law and its Constitutive Documents in effect on the date hereof (and the Acquiror shall, or shall cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided that any determination required to be made with respect to whether such an officer’s or director’s conduct complies with the standards set forth under applicable law and the Company’s Constitutive Documents shall be made by independent counsel reasonably acceptable to both the Indemnified Party and the Surviving Corporation.

(b) For a period of three years from the Effective Time, the Acquiror shall use its commercially reasonable efforts to provide (or cause the Surviving Corporation to provide) that portion of director’s and officer’s liability insurance that serves to reimburse the present and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall the Acquiror be required to expend more than twice the current amount spent by the Company (the “Insurance Amount”) to maintain or procure such directors’ and officers’ insurance coverage; provided, further, that if the Acquiror is unable to maintain or obtain the insurance called for by this Section 6.10(b), the Acquiror shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company or any Subsidiary may be required to make application and provide customary representations and warranties to the Acquiror’s insurance carrier for the purpose of obtaining such insurance.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.10(a), upon learning of a Claim, shall promptly notify the Acquiror thereof; provided that the failure so to notify shall not affect the obligations of the Acquiror under Section 6.10(a) unless and to the extent that the Acquiror is actually prejudiced as a result of such failure. In the event of a Claim (whether arising before or after the Effective Time), (1) the Acquiror or the Surviving Corporation shall have the right to assume the defense thereof and the Acquiror shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Acquiror or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Acquiror or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Acquiror or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Acquiror shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (2) the Indemnified Parties will cooperate in the defense of any such matter and (3) the Acquiror shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that the Acquiror shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(d) If the Acquiror or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of the Acquiror shall assume the obligations set forth in this Section 6.10.

(e) The provisions of this Section 6.10 are intended to benefit, and may be enforced by, all Indemnified Parties and their respective heirs and representatives.

6.11 Notification of Certain Matters. (a) Each of the Company and the Acquiror shall give prompt notice to the other of any fact, event or circumstance known to it that would reasonably be expected, individually or taken together with all other facts, events and circumstances known to it, (1) to result in any Material Adverse Effect with respect to it or (2) to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein without giving effect to any Material Adverse Effect qualifications.

(b) The Company shall promptly notify the Acquiror of any written notice or other bona fide communication from any person alleging that the consent of such person is or may be required as a condition to the Merger.

(c) The Company and each of its Subsidiaries shall, prior to the Closing Date, notify its insurers in writing of all known incidents, events and circumstance that would reasonably be expected to give rise to a claim against the Company or its Subsidiaries, as applicable.

6.12 Employee Benefits.

(a) The Acquiror agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and its Subsidiaries will continue to be provided with pension and welfare benefits under employee benefit plans that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such employees immediately prior to the Effective Time. Following the Effective Time, employees of the Company and its Subsidiaries will cease participation in the Company’s benefit programs and become eligible members of the Acquiror’s or its Affiliates benefit programs.

(b) The Acquiror will cause each employee benefit plan of Acquiror and its Subsidiaries in which employees of the Company and its Subsidiaries are eligible to participate to take into account for purposes of eligibility and vesting thereunder, but not for purposes of benefit accrual, the prior service of such employees with the Company and its Subsidiaries as if such service were with Acquiror and its Subsidiaries, to the same extent that such service was credited under a comparable plan of the Company. The Acquiror will (1) waive any preexisting condition and waiting periods under employee benefit plans applicable to the Acquiror in which the employees of the Company and its Subsidiaries are eligible to participate (other than requirements that become applicable because the employee of the Company or its Subsidiaries seeks to increase the scope or level of his or her benefits) and (2) cause such employee benefit plans to honor any expenses incurred by the employee and his or her beneficiaries under similar plans of the Company or its Subsidiaries during the portion of the calendar year in which he or she became an employee of the Acquiror for purposes of satisfying applicable calendar year deductibles and maximum out-of-pocket expenses, coordinated with the employee benefit plans of the Acquiror, as appropriate. Employees of the Company and its Subsidiaries will retain credit for vacation pay which has been accrued as of the Effective Time and for purposes of determining the entitlement of such employees to vacation pay following the Effective Time, the service of such employees with the Company and its Subsidiaries shall be treated as if such service was with Acquiror and its Subsidiaries.

(c) Prior to the Effective Time, the Company shall take all actions necessary to terminate the FLAG Financial Corporation Retirement Plan effective as of the day prior to the Closing Date, including adopting resolutions of the Company Board.

(d) The Company shall be responsible for providing or discharging any and all notifications, benefits and liabilities to employees and Governmental Authorities required by the WARN Act or by any other applicable law relating to plant closings or employee separations or severance pay that are required to be provided before the Effective Time as a result of the transactions contemplated by this Agreement and Acquiror shall be responsible for any and all such matters following the Effective Time. The Company shall cooperate in preparing and distributing any notices that Acquiror may desire to provide prior to the Effective Time, in connection with actions by Acquiror after the Effective Time would result in a notice requirement under such laws.

(e) As soon as practicable following the date hereof, the Company shall take all steps necessary (1) to amend the First Capital Bancorp, Inc. Directors’ Deferral Plan (the “Deferral Plan”) to provide that any additional amounts deferred under the Deferral Plan from the date hereof through the Closing Date shall not be notionally invested in shares of Company Stock and that any dividends paid on shares of Company Stock in the Rabbi Trust (within the meaning of the Deferral Plan) shall not be reinvested under the Plan or the Rabbi Trust and (2) to terminate the Deferral Plan effective as of the Closing Date.

6.13 Certain Adjustments. Upon the request of the Acquiror, the Company shall (a) consistent with generally accepted accounting principles and regulatory accounting principles, use its best efforts to record any accounting adjustments required to conform the (1) loan, litigation and other reserves (including loan classifications and levels of reserves) and (2) real estate and securities valuation policies and practices of the Company and its Subsidiaries so as to reflect consistently on a mutually satisfactory basis the policies and practices of the Acquiror and (b) make reasonable adjustments to the corporate structure of the Company or its direct or indirect subsidiaries and transfer assets or liabilities between the Company and its Subsidiaries or between Subsidiaries; provided, however, that the Company shall not be obligated to record any such accounting adjustments (1) unless and until the Company shall be satisfied that the conditions to the obligation of the parties to consummate the Merger will be satisfied or waived on or before the Closing Date and (2) in no event until the day prior to the Closing Date.

6.14 Certain Contracts. Prior to the Effective Time, the Company (a) shall cause any Contracts with Related Persons (other than Compensation Plans) specified by the Acquiror to be terminated (effective immediately prior to or as of the Effective Time) without any penalty or other adverse consequences to the Company or any of its Subsidiaries and (b) will use its reasonable best efforts to cause the Contracts with third parties reasonably requested by the Acquiror to be terminated (effective immediately prior to or as of the Effective Time) without any penalty or other adverse consequences to the Company or any of its Subsidiaries or to be amended in the manner reasonably requested by the Acquiror; provided, however, that the Company shall not be obligated to cause any such Contract to be terminated unless and until the Company shall be satisfied that the conditions to the obligation of the parties to consummate the Merger will be satisfied or waived on or before the Closing Date, and such terminations shall be conditioned upon the consummation of the Merger.

6.15 Regulatory Compliance. In consultation with the Acquiror, the Company will take all reasonable measures to ensure that the Surviving Corporation’s subsidiary depository institutions will perform at a level of at least “satisfactory” under the CRA and that the Surviving Corporation and its subsidiary depository institutions should be deemed “well managed” by their “appropriate Federal banking agency” (as such term is defined in Section 3(q) of the Federal Deposit Insurance Act).

6.16 Formation of Acquiror Sub. As soon as practicable following the date of this Agreement, the Acquiror shall cause Acquiror Sub to be duly organized as a direct or indirect wholly owned Subsidiary of the Acquiror and to become a party to this Agreement by executing and delivering a supplement hereto.

6.17 Post-Closing Merger. The Company acknowledges that following the Effective Time, Acquiror intends to effect the merger of the Company and the Bank with and into RBC Centura Bank (the “Post-Closing Mergers”). Prior to the Effective Time, upon the Acquiror’s request, and at the Acquiror’s sole cost and expense, the Company shall take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, so as to permit consummation of the Post-Closing Mergers and shall cooperate fully with, and furnish information to, the Acquiror to that end, including entering into such Contracts and filing such applications, notices and other documents with Governmental Authorities as necessary to effect the Post-Closing Mergers; provided that the effectiveness of any such Contracts shall be contingent upon the consummation of the Merger in accordance with this Agreement.

ARTICLE VII

Conditions to Consummation of the Merger

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each of the Acquiror, Acquiror Sub and the Company to consummate the Merger is subject to the fulfillment or written waiver by the Acquiror and the Company prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved and adopted and a plan of merger shall have been duly approved by the affirmative vote of the holders of the requisite number of the outstanding shares of Company Common Stock entitled to vote thereon in accordance with applicable law and the Company’s Constitutive Documents.

(b) Governmental and Regulatory Consents. All approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Authorities required for the consummation of the Merger, and for the prevention of any termination of any material right, privilege, license or agreement of either the Acquiror or the Company or their respective Subsidiaries, shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired; provided, however, that none of the preceding shall be deemed obtained or made if it shall be subject to any condition or restriction the effect of which, together with any other such conditions or restrictions, would impose or is reasonably likely to impose a material burden on the Acquiror and its Subsidiaries or the Company and its Subsidiaries or a material burden on the manner and method in which the businesses or operations of the Acquiror and its Subsidiaries or the Company and its Subsidiaries are conducted after the Effective Time.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

7.02 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 5.02, the representations and warranties of the Acquiror set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), and the Company shall have received a certificate, dated the Closing Date, signed on behalf of the Acquiror by a senior officer of the Acquiror having authority to bind the Acquiror to such effect.

(b) Performance of Obligations of the Acquiror and Acquiror Sub. The Acquiror and Acquiror Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of the Acquiror by a senior officer of the Acquiror having authority to bind the Acquiror to such effect.

7.03 Conditions to Obligation of the Acquiror. The obligations of the Acquiror to consummate the Merger are also subject to the fulfillment or written waiver by the Acquiror prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 5.02, the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), and the Acquiror shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Acquiror shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Third Party Consents. All consents or approvals of all persons, other than Governmental Authorities, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(d) Employment Agreements. The Employment Agreements of each individual set forth on Annex 2 shall be in full force and effect and shall not have been amended and, in each case, such individual shall remain employed by the Company or a Subsidiary of the Company, and shall not have committed an act or omission that would permit their termination for “cause” thereunder; provided that this condition shall not be deemed unsatisfied as a result of the death or disability of one of such individuals.

ARTICLE VIII

Termination

8.01 Termination. This Agreement may be terminated and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of the Acquiror and the Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by the Acquiror or the Company (and with written notice to the other party), in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (1) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach, individually or in the aggregate with other such breaches, would cause the conditions set forth in Section 7.03(a) or (b), in the case of a breach or breaches by the Company, or Section 7.02(a) or (b), in the case of a breach or breaches by the Acquiror, not to be satisfied or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or the Acquiror to consummate the Merger and the other transactions contemplated by this Agreement.

(c) Delay. At any time prior to the Effective Time, by the Acquiror or the Company (and with written notice to the other party), in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by March 31, 2007 (the “Permitted Termination Date”), except to the extent that the failure of the Merger then to be consummated arises out of or results from the action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) No Approval. By the Company or the Acquiror (and with written notice to the other party), in each case if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority.

(e) Failure to Recommend, Etc. By the Acquiror (and with written notice to the Company), if (1) at any time prior to the receipt of the approval of the Company’s shareholders contemplated by Section 7.01(a), the Company Board shall have failed to recommend that the shareholders give such approval, withdrawn such recommendation or modified, qualified or changed such recommendation (or publicly announced its intention to withdraw, modify, qualify or change) in a manner adverse to the interests of the Acquiror or (2) the Company Board takes any of the actions described in clause (ii) or (iii) of the proviso to Section 6.06.

(f) Shareholder Approval. By the Company or the Acquiror if the required shareholder approval of the Company shall not have been obtained upon a vote taken thereon at the duly convened Company Meeting.

8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 6.05(b), 8.02, 8.03 and Article IX and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

8.03 Termination Fee. (a) In addition to any other rights that the Acquiror has under this Agreement and/or otherwise, the Company shall pay to the Acquiror $18,000,000 (the “Termination Fee”) (it being understood that such fee is not intended as liquidated damages), if:

(i) this Agreement is terminated by the Acquiror pursuant to (A) Section 8.01(b) with respect to a breach of Section 6.02 or 6.06 on the part of the Company or (B) Section 8.01(e); or

(ii) this Agreement is terminated by the Company pursuant to Section 8.01(f); or

(iii) a Fee Payment Event shall have occurred prior to the occurrence of a Fee Termination Event; provided that the Company has not previously paid a Termination Fee to the Acquiror pursuant to clause (i) or (ii) of this Section 8.03(a).

(b) Each of the following shall be a “Fee Termination Event”: (i) the Effective Time; (ii) termination of this Agreement in accordance with its terms, other than a Listed Termination, if such termination occurs prior to the occurrence of a Tolling Event; or (iii) the passage of eighteen (18) months after termination of this Agreement if such termination follows the occurrence of a Tolling Event or is a Listed Termination. The term “Listed Termination” shall mean a termination by the Acquiror pursuant to Section 8.01(b) (unless the breach giving rise to such right of termination is wholly not volitional on the part of Company, its Affiliates or representatives).

(c) The term “Tolling Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(i) The Company or any of its Subsidiaries, without having received the Acquiror’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any person other than the Acquiror or any of its Subsidiaries (each an “Acquiror Subsidiary”), or the Company Board shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction with any person other than the Acquiror or an Acquiror Subsidiary.

(ii) Any person other than the Acquiror or any Acquiror Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20 percent or more of the outstanding shares of Company Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

(iii) The shareholders of the Company shall have voted and failed to approve this Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held or shall have been canceled prior to termination of this Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than the Acquiror or any of its Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

(iv) The Company Board shall have withdrawn, modified, qualified or changed (or publicly announced its intention to withdraw, modify, qualify or changed) in any manner adverse in any respect to the Acquiror its recommendation that the shareholders of the Company approve the transactions contemplated by this Agreement in anticipation of engaging in an Acquisition Transaction, or the Company shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than the Acquiror or its Subsidiary;

(v) Any person other than the Acquiror or any Acquiror Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

(vi) The Company shall have willfully breached any covenant or obligation contained in this Agreement after an overture is made by a third party to Company or its shareholders to engage in an Acquisition Transaction, and following such breach the Acquiror would be entitled to terminate this Agreement (whether immediately or after the giving of notice or passage of time or both); or

(vii) Any person other than the Acquiror or any Acquiror Subsidiary, without Acquiror’s prior written consent, shall have filed an application or notice with any regulatory or antitrust authority regarding an Acquisition Transaction.

(d) The term “Fee Payment Event” shall mean any of the following events or transactions occurring after the date hereof:

(i) The acquisition by any person (other than the Acquiror or any Acquiror Subsidiary) of beneficial ownership of 40 percent or more of the then outstanding Company Common Stock; or

(ii) The occurrence of the Tolling Event described in clause (i) of the definition of the term “Tolling Event”, except that the percentage referred to in clause (z) of the definition of the term “Acquisition Transaction” shall be 25 percent.

(e) Any payment required to be made under Section 8.03(a)(i) shall be payable within three business days following such termination; any payment required to be made under Section 8.03(a)(ii) as a result of termination by the Company shall be made prior to or contemporaneously with such termination; and any payment required to be made under Section 8.03(a)(iii) shall be payable within three business days following the Fee Payment Event. In any case such payment shall be made, without setoff, by wire transfer in immediately available funds, to an account specified by the Acquiror.

(f) The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and are cumulative with, and not intended to limit, other remedies that may be available, and that, without these agreements, the Acquiror would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.03, and, in order to obtain such payment, the Acquiror commences a suit which results in a judgment against the Company for the payment set forth in this Section 8.03, the Company shall pay the Acquiror’s costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on any amount due pursuant to this Section 8.03 from the date such amount becomes payable until the date of such payment at the prime rate published in The Wall Street Journal on the date such payment was required to be made plus two percent.

(g) The Company shall notify the Acquiror promptly in writing of the occurrence of any Tolling Event or Fee Payment Event, it being understood that the giving of such notice by the Company shall not be a condition to the Acquiror’s rights pursuant to this Section 8.03.

ARTICLE IX

Miscellaneous

9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement (a) other than those contained in Sections 6.05(b), 8.02, 8.03 and in this Article IX, shall survive the termination of this Agreement if this Agreement is terminated prior to the Effective Time or (b) other than those contained in Sections 3.03, 3.04 and 6.10 and in this Article IX, shall survive the Effective Time.

9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, or (b) amended or modified at any time, by an agreement in writing executed by both parties, except that, after approval of this Agreement by the shareholders of the Company, no amendment may be made which under applicable law requires further approval of such shareholders without obtaining such required further approval.

9.03 Counterparts; Facsimile Signature. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original for all purposes. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposed.

9.04 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE GBCC, INCLUDING THE PROVISIONS THEREOF GOVERNING FIDUCIARY DUTIES OF DIRECTORS OF A GEORGIA CORPORATION, SHALL GOVERN AS APPLICABLE.

9.05 Expenses. Subject to Sections 6.17 and 8.03, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or transmitted by facsimile (with confirmation), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

If to the Company, to:

J. Daniel Speight

FLAG Financial Corporation

Prominence In Buckhead

3475 Piedmont Road, N.E.

Suite 550

Atlanta, Georgia 30305

Facsimile: (404) 760-7735

With a copy to:

Walter G. Moeling, IV, Esq.

Powell Goldstein, LLP

1201 West Peachtree Street

14th Floor

Atlanta, Georgia 30309

Facsimile: (404) 572-6999

If to the Acquiror, to:

Gerald Hurst, Esq.

RBC Centura Banks, Inc.

3201 Beechleaf Court

7th Floor

Raleigh, North Carolina 27604

Facsimile: (919) 788-6058

With a copy to:

Donald J. Toumey, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Facsimile: (212) 558-3588

9.07 Entire Understanding; No Third-Party Beneficiaries. This Agreement (together with the Disclosure Schedule, the Exhibits and the Annexes hereto) represents the entire understanding of the parties hereto with reference to all the matters encompassed or contemplated herein or agreed to in contemplation hereof and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 6.10, insofar as such Section expressly provides certain rights to the Indemnified Parties named therein, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part (except by operation of law), by any of the parties hereto without the prior written consent of each other party hereto, except that the Acquiror and Acquiror Sub may assign or delegate in their sole discretion any or all of their rights, interests or obligations under this Agreement to any direct or indirect, wholly owned subsidiary of the Acquiror, but no such assignment shall relieve the Acquiror of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

9.09 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

9.10 Waiver of Jury Trial. All of the parties hereto irrevocably waive any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

*    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

RBC CENTURA BANKS, INC.

By:	/s/ Scott M. Custer
Name:	Scott M. Custer
Title:	Chief Executive Officer

FLAG FINANCIAL CORPORATION

By:	/s/ Joseph W. Evans
Name:	Joseph W. Evans
Title:	Chairman/CEO

ANNEX 1

Kim Michael Childers

Stephen G. Deaton

Jim LaHaise

Harold R. Lee, Jr.

Bradford Watkins

Thomas Wiley

ANNEX 2

Kim Michael Childers

Jim LaHaise

Thomas Wiley